oerlikon

[redacted]

08001943

RECEIVED

2008 APR 17 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date April 9, 2008
Contact Martina C. Erni

SUPPL

Unaxis Holding

~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Erni-Schuler

Corporate Communications

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Enclosure

- **Disclosure of shareholding of Victory to stock exchange act**

4/18

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of Shareholdings pursuant to the Stock Exchange Act

Pfäffikon SZ, April 9, 2008 – According to information provided by Renova Industries Ltd., 2nd Terrace West, Centreville, Nassau / Bahamas, on April 7, 2008, their purchase positions exceeded the 25 % threshold and their sales positions exceeded the 10 % threshold as at April 3, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 31.98 %

- 3 450 000 registered shares (24.39 %)
- 1 long call option with 1 073 941 (7.59 %) voting rights conferred (issuer: Victory Industriebeteiligung AG, Vienna; underlying: registered shares in OC Oerlikon (CH0000816824); ratio: 1:1; exercise price: CHF 364; exercise period: until August 31, 2009; exercise type: physical, American).

Sale positions:

Percentage of voting rights from underlying shares: 10.60 %

- 1 500 000 granted short call options with 1 500 000 (10.60 %) voting rights conferred (issuer: Renova Industries Ltd.; underlying: registered shares in OC Oerlikon (CH0000816824); ratio: 1:1; exercise price: CHF 500; exercise period: until June 20, 2008; exercise type: physical, European).

Facts and circumstances triggering the obligation to notify:
Acquisition of shares and sale of short call options

Date of transfer of equity securities: April 9, 2008

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Renova Industries Ltd. is a 86 % controlled subsidiary of Renova Holding Ltd., 2nd Terrace West, Centreville, Nassau / Bahamas. The 100 % shareholder of Renova Holding Ltd. is TZ Columbus Services Ltd., Pasea Estate, Road Town, Tortola, British Virgin Island, as trustee of the Columbus Trust, a trust established under the laws of Cayman Islands, whose ultimate beneficiary is Mr. Victor F. Vekselberg, Moscow, Russia, and Zurich, Switzerland.

The shareholder's contact person for the present notifications is:

David Kalberer, 8834 Schindellegi, Schweiz
Tel.: +41 43 210 95 43
Fax.: +41 43 210 95 39
E-Mail: david.kalberer@renova-group.ch

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

END